Heat Biologics, Inc.

627 Davis Drive, Suite 400

Morrisville, North Carolina 27560

January 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Paul Fischer

Re: Heat Biologics, Inc.

Registration Statement on Form S-1

File No. 333-234105

Dear Mr. Fischer:

Heat Biologics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-234105), be accelerated by the U.S. Securities and Exchange Commission to Tuesday, January 14, 2020 at 5:00 pm, Eastern Time, or as soon as reasonably practicable thereafter.

The Company hereby authorizes its legal counsel, Leslie Marlow and Patrick Egan of Gracin & Marlow, LLP, to modify or withdraw (orally or in writing) this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457 or Mr. Egan at (914) 557-5574 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

Heat Biologics, Inc.

By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf
Title: Chief Executive Officer

cc: Leslie Marlow, Gracin & Marlow, LLP

     Patrick Egan, Gracin & Marlow, LLP